Exhibit 99.1

DragonWave Announces Receipt of Repayment Demand and Notice of Intention to Enforce Security from Comerica Bank

OTTAWA, CANADA — July 20, 2017 — DragonWave Inc. (TSX:DRWI; NASDAQ:DRWI) (“The Corporation” or “DragonWave”) has received from Comerica Bank, as agent for Comerica Bank and Export Development Canada, a repayment demand of US$17,243,336. The Corporation also received a notice of intention to enforce the security under the June 1, 2012 Revolving Credit Agreement, pursuant to section 244(1) of the Bankruptcy and Insolvency Act (Canada) (the “Notice of Intention to Enforce”).

DragonWave continues to pursue alternative financing; however, there is no assurance that the Corporation will be successful in securing such financing, or if such financing discussions will be sufficiently advanced in the next 10 days when the notice period set out in the Notice of Intention to Enforce expires, at which time Comerica Bank and Export Development Canada may seek to take steps to enforce the security.

Comerica Bank, as agent, has reserved its right to proceed with enforcement of its security, at any time prior to the time specified in the Notice of Intention to Enforce, in those circumstances where such earlier enforcement may be permitted by law.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave’s restructuring efforts, efforts to reduce operating expenses and address working capital, and identification and assessment of strategic alternatives in relation to short term liquidity requirements. These statements are subject to certain assumptions, risks and uncertainties, including DragonWave’s ongoing efforts to manage cash flows and liquidity.

Forward-looking statements are provided to help external stakeholders understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated July 12, 2017 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
Patrick Houston	Nadine Kittle
CFO	Marketing Communications
DragonWave Inc.	DragonWave Inc.
investor@dragonwaveinc.com	nkittle@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2278	Tel: +1-613-599-9991 ext 2262